November 23, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Hemispherx Biopharma, Inc. Form 10-K for the year ended December 31, 2009 Form 10-K/A for the year ended December 31, 2009 (SEC filing No. 1-13441)

Dear Mr. Rosenberg:

We hereby respond to the oral comment received in discussions with the staff on November 22, 2010 related to the above referenced Form 10-K and Form 10-K/A of Hemispherx Biopharma, Inc. (the "Company").

The staff requested clarification of the Company’s response to prior comment no. 2 (financial statements footnote 17- Fair value of warrants) contained in your November 4, 2010 comment letter. Specifically, clarification was requested related to the probability adjustment to the Black-Scholes computation, including the accounting literature relied upon for such adjustment and quantifying the actual calculated value of the Company’s warrant liability (the “Warrants”) as of December 31, 2009.

The Company’s clarified response to former comment no. 2 is as follows:

(17) Fair value, page F-33

Comment 2.  We acknowledge your response to prior comment 5.  You stated that the probability - adjusted Black-Scholes value of your warrants is zero.  Please tell us the assumed probability of an event taking place that would cause cash settlement.  Please also tell us the various factors considered that decreased the likelihood of a Fundamental Transaction occurring that would require cash settlement.  Please provide us with your analysis that supports the probability of each of these factors to be zero and that the value of the warrants is zero for each scenario considered, including scenarios that do not require cash settlement.

Corporate Headquarters

One Penn Center, 1617 JFK Blvd., Philadelphia, PA 19103	t: 215-988-0080	f: 215-988-1739

Jim B. Rosenberg
November 23, 2010
Page - 2

Response:    The Company utilized the Black-Sholes method of valuing the Warrants.  As permitted by fair value accounting (ASC 820), the Company then adjusted the valuation based on the probability factor related to the possible occurrence of a “Fundamental Transaction” (discussed below) that could result in a cash settlement of the Warrants.

Consistent with ASC 820 (formally SFAS 157), the applicable standard of value is “fair value” which is defined by the Financial Accounting Standards Board as “[t]he price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Implicit in this definition is the requirement that factors relevant to the specific situation be taken into account.  ASC 820-10-55-1 states “…any fair value measurement requires that the reporting entity determine all of the following: …(d)the valuation technique(s) appropriate for the measurement, considering the availability of data with which to develop inputs that represent the assumptions that market participants would use in pricing the asset or liability and the level in the fair value hierarchy within which the inputs fall.”  The Company determined that the extreme unlikelihood of the occurrence of a Fundamental Transaction was a relevant factor.

In furtherance of the foregoing, the Company utilized the following information in its determination of the Warrant valuation:

1.	the assumed probability of an event taking place that would cause cash settlement;
2.	the various factors considered that decreased the likelihood of a Fundamental Transaction (as defined in the Warrants and discussed below) occurring that would require cash settlement; and
3.
the analysis that supports the probability of each of these factors to be insignificant and that the value of the Warrants is insignificant for each scenario considered and in total, including scenarios that do not require cash settlement.

Generally Accepted Accounting Principles require the value of a liability to be recorded where the Warrant holders have a put option or is able to receive cash for their warrants.

Section 3.(e) of the Warrants addresses the potential of a Fundamental Transaction (“Transaction”) occurring while the Warrants are outstanding. Transactions include (i) a merger or consolidation of the Company with or into another person, (ii) the sale or other disposition of all or substantially all of its assets, (iii) a purchase, tender or exchange offer that is completed and accepted by the holders of 50% or more of the outstanding common stock, (iv) a reclassification, reorganization or recapitalization of the Company’s common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property, or (v) the consummation of a stock purchase agreement or other business combination with another person whereby such other person acquires more than 50% of the outstanding shares of common stock.

Jim B. Rosenberg
November 23, 2010
Page - 3

Where a Transaction is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act, or (3) a Transaction involving a person or entity not traded on a national securities exchange, the Company is required, at the Warrantholder’s option, to purchase the Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of the Warrant on the date of the consummation of the Transaction.

The following “Factors” were considered in determining the fair value of such liability regarding the assumed probability of an event taking place that would cause a cash settlement, especially regarding a potential Transaction:

1)	The Company has been in business for over 20 years and has only had one product reach FDA approval which was via an acquisition of a company with an existing FDA approved product;
2)
Based on having the NDA rejected by the FDA in November 2010, the Company will have to perform two Phase III clinical trials, that will cost millions of dollars for the possibility of FDA approval of Ampligen in addition to required funding for commercialization of this product;

3)	Industry and market conditions at May 2009 included a global market recession, adding risk;
4)	Available capital for a potential buyer in a cash transaction as of May 2009 was limited;
5)	The nature of a life sciences company is heavily dependent on future funding and high fixed costs, including research & development;
6)
According to Forbes.com, of approximately 17,000 public companies, fewer than 30 went private in 2008 and nearly 100 going private deals were completed in 2007, representing a probability ratio of 0.18% and 0.6%, respectively.  This probability would be further reduced based on the nature of a life sciences company and the potential lack of revenues, cash flows, and the Company’s funding needs;

7)	Rights to acquire common stock, pursuant to Company's Rights Agreement, make it less attractive to a buyer and therefore less likely to be acquired.

With the factors identified above regarding the probability of an event taking place that could cause cash settlement, a sensitivity analysis was created to estimate the probability-adjusted likelihood of a Transaction occurring which would affect the value of a liability.  The Warrants’ valuation was estimated as follows:

Jim B. Rosenberg
November 23, 2010
Page - 4

		Warrants’ Valuation December 31, 2009

		Grant Date 05/18/09 (Deal #1)		Grant Date 05/21/09 (Deal #2)		Projected Total
		Series I		Investors		Fair Value
		Investors	Agent	Unexercised	Agent	of Warrants
Underlying Price		$0.56	$0.56	$0.56	$0.56
Exercise (Strike) Price		$1.65	$1.38	$1.31	$1.34
Est. Time To Expiration in Years (a)		2.50	2.50	2.20	2.20
Volatility		138%	138%	146%	146%
Interest Rate (b)		1.42%	1.42%	1.14%	1.14%
Yield Rate		0.0%	0.0%	0.0%	0.0%

Black-Scholes-Merton value per warrant		$0.316	$0.332	$0.333	$0.331

Number of Warrants Outstanding at 12/31/09		6,136,364	750,000	2,272,440	654,884

Warrant Value using Black-Scholes-Merton Pricing Model		$1,938,721	$249,274	$757,387	$216,741

Warrant Value using Black-Scholes-Merton Pricing Model after adjusted for probability factor (c)	Low: 0.5%	$9,694	$1,246	$3,787	$1,084	$15,811
	Medium: 1.0%	$19,387	$2,493	$7,574	$2,167	$31,621
	High: 5.0%	$96,936	$12,464	$37,869	$10,837	$158,106

Per Warrant Fair Value of Warrants at December 31, 2009	Low: 0.5%	$0.0016	$0.0017	$0.0017	$0.0017
	Medium: 1.0%	$0.0032	$0.0033	$0.0033	$0.0033
	High: 5.0%	$0.016	$0.017	$0.017	$0.017

Notes
(a) Time to Expiration Calculation
(remaining contract period + vesting period)/2
Deal #1 (59 months + 0)/2 = 2.5 years
Deal #2 (53 months + 0)/2 = 2.2 yrs

(b) Interest Rate Calculation
2 year constant maturity rate at 12/31/09			1.14%
3 year constant maturity rate at 12/31/09			1.70%
Average			1.42%

(c) Probability adjustment percentages (Low 0.5%, Medium 1.0% and High 5.00%) of a Fundamental Transaction occurring to require cash settlement

Jim B. Rosenberg
November 23, 2010
Page - 5

In summary, the Company’s valuation of the probability-adjusted Black-Scholes value of the Warrants was calculated as insignificant due to both the low probability of conversion to cash (estimated at a probability of 0.5%, 1.0% and 5.0%) and the fact that the underlying price of the stock was at $0.56 when the exercise (Strike) Prices ranged from $1.31 to $1.65.  Due to these factors, the Company determined that this valuation was not material to the Company’s financial statements and, accordingly, the Company presented an estimated value of $-0- as Total Fair Value at December 31, 2009.  To assure proper valuation, the Company undertakes a similar analysis at the end of each fiscal quarter to determine if the Fair Value of the Warrants has changed.  In the event that the Company determined that the Fair Value has materially changed, the Company will revise its valuation of the Warrants and properly disclose the event in the related 10-Q or 10-K filing.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in reviewing the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours, /s/ Charles T. Bernhardt Charles T. Bernhardt Chief Financial Officer